[redacted]

08030026

'EDSTATES
:XCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2008

Washington, DC
110

SEC FILE NUMBER
8- 48387

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hunter World Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9300 Wilshire Blvd., Penthouse Suite
(No. and Street)

Beverly Hills (City) California (State) 92012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Ficeto (310) 286-2211
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., Suite 606, Tarzana, (Address) (City) CA (State) 91356 (Zip Code)

CHECK ONE:

- ☒ *Certified Public Accountant*
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Todd Ficeto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunter World Markets, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DAVE BANERJEE
Commission # 1684521
Notary Public - California
Los Angeles County
My Comm. Expires Jul 28, 2010

Todd Ficeto
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTER WORLD MARKETS, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2007

HUNTER WORLD MARKETS, INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Hunter World Markets, Inc.
Beverly Hills, California

I have audited the accompanying statement of financial condition of Hunter World Markets, Inc. as of December 31, 2007 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter World Markets, Inc. as of December 31, 2007 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BWA CPA

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 15, 2008

HUNTER WORLD MARKETS, INC.

Statement of Financial Condition
December 31, 2007

ASSETS

Cash and cash equivalents (Note 1)	$ 122,525
Accounts receivable	28,092
Due from clearing broker	704,678
Deposit with clearing broker	135,000
Investment	5,067,442
Furniture and equipment net of accumulated depreciation of $130,163 (Note 2)	100
Prepaid expenses and other assets	22,072
Total assets	$ 6,079,909

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable	41,971
Income taxes payable	768,989
Total liabilities	810,960
STOCKHOLDERS' EQUITY	
Common stock, no par value, 10,000 shares authorized 4,000 shares issued and outstanding	2,000
Additional paid in capital	2,702,120
Retained earnings	2,564,829
Total stockholder's equity	5,268,949
Total liabilities and stockholders' equity	$ 6,079,909

The accompanying notes are an integral part of these financial statements

HUNTER WORLD MARKETS, INC.

Statement of Income
For the year ended December 31, 2007

REVENUES:	
Underwriting	$ 7,760,439
Agency fees	9,257,034
Market making and principal trading	25,689,536
Interest	84,167
Other income	38,014
Total income	42,829,190
EXPENSES:	
Clearing fees	91,365
Directors fees	15,175,000
Legal and professional fees	466,880
Occupancy	119,295
Quotation fees	155,751
Salaries	22,216,992
Travel	493,545
Other operating expenses	163,103
Total expenses	38,881,931
INCOME BEFORE INCOME TAXES	3,947,259
INCOME TAX PROVISION (Note 7)	(742,847)
NET INCOME	$ 3,204,412

The accompanying notes are an integral part of these financial statements

HUNTER WORLD MARKETS, INC.

Statement of Stockholders' Equity
For the year ended December 31, 2007

	Common Stock	Additional Paid-In Capital	Retained deficit	Total Stockholders' Equity
Beginning balance January 1, 2007	$ 2,000	$ 2,085,769	$ (639,583)	$ 1,448,186
Capital contributions		616,351		616,351
Net income			3,204,412	3,204,412
Ending balance December 31, 2007	$ 2,000	$ 2,702,120	$ 2,564,829	$ 5,268,949

The accompanying notes are an integral part of these financial statements

HUNTER WORLD MARKETS, INC.

Statement of Cash Flows
For the year ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 3,204,412
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	7,197
(Increase) decrease in:	
Accounts receivable	(86)
Due from clearing broker	447,501
Deposit with clearing broker	(100,000)
Investment	(4,224,201)
Prepaid expenses and other assets	(1,869)
Increase (decrease) in:	
Accounts payable	(32,627)
Accrued bonuses	(800,000)
income tax payable	740,834
Total adjustments	(3,963,251)
Net cash used in operating activities	(758,839)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	616,351
Net cash provided by investing activities	616,351
Decrease in cash	(142,488)
Cash at beginning of year	265,013
Cash at end of year	$ 122,525
Supplemental cash flow disclosure	
Interest	$ -
Income taxes	$ 2,013

The accompanying notes are an integral part of these financial statements

HUNTER WORLD MARKETS, INC.

Notes to Financial Statements
December 31, 2007

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and General Matters:

Hunter World Markets, Inc. (the "Company") a California corporation was organized in May 1995. The Company is a registered broker and dealer of securities under the provision of the Securities Exchange Act 1934 and is a member of The Financial Industry Regulatory Authority, ("FINRA"). The Company conducts business as an introducing broker/dealer and provides brokerage and corporate finance services to retail and institutional clients from its office in Beverly Hills, California.

The Company is engaged in investment banking activities, which includes accessing funds for private and public companies through private placements of debt and equity and initial public offerings. The Company also represents business owners in business valuations, mergers and acquisitions of business entities.

The Company has an agreement (the "Agreement") with a clearing broker (the "Clearing Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the Company is exempt from reserve requirements under provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3 (k) (ii).

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Security Transaction:
Securities transaction along with related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, but not yet purchased are valued at market value.

Comprehensive Income:
The Company utilizes Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income". This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealised gains and losses on available-for-sale securities. Comprehensive income is not presented in the Company's financial statements since the Company did not have any of the items of comprehensive income in any period presented.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalent
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents.

Due from Clearing Broker:
The due from clearing broker balance at December 31, 2007 is comprised of unsettled principal transactions.

Deposit with Clearing Broker:
The Company maintains a deposit with the clearing broker to satisfy the requirements under its clearing agreement. At December 31, 2007 the entire balance was held as cash in a brokerage account.

Property and Equipment
Property and equipment are stated at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years.

Estimates:
The preparation of financial statement requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk:
The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 100% of the revenues were generated in the state of California.

HUNTER WORLD MARKETS, INC.

Notes to Financial Statements
December 31, 2007

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 156-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defines, must not exceed 15 to 1. At December 31, 2007, the Company had net capital of $167,289, which was $67,289 in excess of the required net capital. The Company's aggregate indebtedness ($810,960) to net capital ratio was 4.85 to 1 at December 31, 2007.

Note 4: OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transaction do not settle because of failure to perform by either the customer or the counter-party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities are different from the contract amount of the transaction. The Company does not anticipate non-performance by customers or counter-parties in the above situation. The Company's policy is to monitor its market exposure and counter-party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business. In addition, the Company is subject to credit risk if the clearing broker is unable to repay the balance in the Company's accounts

Note 5: PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2007 consisted of the following:

Furniture and fixtures	$ 25,713
Office equipment	104,550
	130,263
Less: accumulated depreciation	(130,163)
Total	$ 100

Depreciation expense was $ 7,197 for the year ended December 31, 2007

Note 6: COMMITMENTS

Leases:
The firm is operating on a month-to-month sublease. The sublease is with Hunter Management, LLC, the principals of which are the firms members'. The sublease calls for monthly payments of $ 9,903.00 until November 30, 2008 with a 30-day notice of cancellation.

Note 7: INCOME TAXES

The Company computes its income taxes under Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" (SFAS109") Under SFAS 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net changes in the deferred tax asset and liability account.

The company elected to treat payments to an outside shareholder/director as director's fees (an operating expense) as opposed to dividends, for an aggregate amount of $15,175,000.

The components of the income tax provision for the year ended December 31, 2007 are as follows:

Current:	
Federal	603,272
State	139,575
Income tax expense	$ 742,847

The Company's effective tax rate differs from the federal statutory rate primarily to state taxes and non-deductible expenses. At December 31, 2007 deferred tax assets and liabilities were not significant.

HUNTER WORLD MARKETS, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2007

	Focus 12/31/07	Audit 12/31/07	Change
Stockholders' equity, December 31, 2007	$ 6,011,796	$ 5,268,949	$ 742,847
Deductions Non-allowable assets			
Investment	5,067,442	5,067,442	-
Other assets	22,072	22,072	-
Property and equipment	100	100	-
Tentative net capital	922,182	179,335	742,847
Haircuts:	12,046	12,046	-
NET CAPITAL	910,136	167,289	742,847
Minimum net capital	100,000	100,000	-
Excess net capital	$ 810,136	$ 67,289	742,847
Aggregate indebtedness	68,113	810,960	(742,847)
Ratio of aggregate indebtedness to net capital	0.07%	4.85%	

The differences were caused by year-end accruals.

HUNTER WORLD MARKETS, INC.

December 31, 2007

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Hunter World Markets, Inc.
Beverly Hills, California

In planning and performing my audit of the financial statements of Hunter World Markets, Inc. for the year ended December 31, 2007, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Hunter World Markets, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Hunter World Markets, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 15, 2008

END